Exhibit 99.2

trivago N.V.
Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2025

trivago N.V.
Condensed consolidated statements of operations
(€ thousands, except per share amounts, unaudited)

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Revenue	€83,913	€71,033	€162,153	€135,445
Revenue from related party	55,355	47,524	101,223	84,542
Total revenue	139,268	118,557	263,376	219,987

Costs and expenses:
Cost of revenue, including related party, excluding amortization (1)	2,669	2,659	5,388	5,686
Selling and marketing, including related party (1)(3)	123,957	102,229	234,176	191,065
Technology and content, including related party (1)(2)(3)	12,554	12,875	25,955	25,419
General and administrative, including related party (1)(3)	8,097	9,594	15,428	18,153
Amortization of intangible assets (2)	33	—	33	23
Operating loss	(8,042)	(8,800)	(17,604)	(20,359)

Other income/(expense)
Interest expense	(3)	(4)	(6)	(9)
Interest income	530	1,014	1,266	1,883
Other, net	213	(23)	481	(46)
Total other income, net	740	987	1,741	1,828

Loss before income taxes	(7,302)	(7,813)	(15,863)	(18,531)
Benefit for income taxes	(1,170)	(2,891)	(3,220)	(5,272)
Loss before equity method investments	(6,132)	(4,922)	(12,643)	(13,259)
Loss from equity method investments	(370)	(20)	(1,654)	(67)
Net loss	€(6,502)	€(4,942)	€(14,297)	€(13,326)

Loss per share available to common stockholders:
Basic	€(0.02)	€(0.01)	€(0.04)	€(0.04)
Diluted	(0.02)	(0.01)	(0.04)	(0.04)
Shares used in computing loss per share:
Basic	351,905	348,973	351,895	349,032
Diluted	351,905	348,973	351,895	349,032

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
(1) Includes share-based compensation as follows:
Cost of revenue	€32	€34	€61	€59
Selling and marketing	140	127	269	232
Technology and content	266	360	534	669
General and administrative	1,442	1,836	3,063	2,671

(2) Includes amortization as follows:
Amortization of internal use software and website development costs included in technology and content	€770	€800	€1,551	€1,599
Amortization of acquired technology included in amortization of intangible assets	33	—	33	23

(3) Includes related party expense as follows:
Selling and marketing	€75	€1	€96	€10
Technology and content	440	342	941	682
General and administrative	14	12	37	31
See accompanying notes

trivago N.V.
Condensed consolidated statements of comprehensive loss
(€ thousands, unaudited)

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Net loss	€(6,502)	€(4,942)	€(14,297)	€(13,326)
Other comprehensive income/(loss):
Currency translation adjustments, net	(361)	2	(587)	159
Total other comprehensive income/(loss)	(361)	2	(587)	159
Comprehensive loss	€(6,863)	€(4,940)	€(14,884)	€(13,167)
See accompanying notes

trivago N.V.
Condensed consolidated balance sheets
(€ thousands, except share and per share data, unaudited)

ASSETS	As of June 30, 2025	As of December 31, 2024
Current assets:
Cash and cash equivalents	€111,243	€133,745
Restricted cash	—	342
Accounts receivable, net of allowance for credit losses of €857 and €958 at June 30, 2025 and December 31, 2024, respectively	41,194	25,652
Accounts receivable, related party	34,803	21,259
Tax receivable	447	2,815
Prepaid expenses and other current assets	6,624	6,458
Total current assets	194,311	190,271

Property and equipment, net	8,292	8,210
Operating lease right-of-use assets	38,632	39,865
Equity method investments	10,909	13,170
Investments and other assets	3,801	3,856
Intangible assets, net	45,412	45,345
TOTAL ASSETS	€301,357	€300,717

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	€41,038	€24,668
Income taxes payable	1,613	1,613
Deferred revenue	1,016	1,041
Payroll liabilities	3,560	2,327
Accrued expenses and other current liabilities	17,806	17,667
Operating lease liability	2,360	2,363
Total current liabilities	67,393	49,679

Operating lease liability	34,894	36,070
Deferred income taxes	13,005	16,798
Other long-term liabilities	596	565

Stockholders’ equity:
Class A common stock, €0.06 par value - 1,523,230,720 shares authorized,114,820,080 and 114,059,630 shares issued and outstanding at June 30, 2025 and December 31, 2024, respectively	6,889	6,843
Class B common stock, €0.60 par value - 237,676,928 shares authorized, 237,476,895 shares issued and outstanding at June 30, 2025 and December 31, 2024, respectively	142,486	142,486
Reserves	689,934	687,232
Contribution from Parent	122,307	122,307
Accumulated other comprehensive income/(loss)	(320)	267
Accumulated deficit	(775,827)	(761,530)
Total stockholders' equity	185,469	197,605
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	€301,357	€300,717
See accompanying notes

trivago N.V.
Condensed consolidated statements of changes in equity
(€ thousands, unaudited)

Three months ended June 30, 2025	Class A common stock	Class B common stock	Reserves	Accumulated deficit	Accumulated other comprehensive income/(loss)	Contribution from Parent	Total stockholders' equity
Balance at April 1, 2025	€6,864	€142,486	€688,673	€(769,325)	€41	€122,307	€191,046
Net loss				(6,502)			(6,502)
Other comprehensive loss (net of tax)					(361)		(361)
Share-based compensation expense			1,653				1,653
Issuance of common stock related to exercise of options and vesting of RSUs	25		(25)				—
Withholdings on net share settlements of equity awards			(367)				(367)
Balance at June 30, 2025	€6,889	€142,486	€689,934	€(775,827)	€(320)	€122,307	€185,469

Six months ended June 30, 2025	Class A common stock	Class B common stock	Reserves	Accumulated deficit	Accumulated other comprehensive income/(loss)	Contribution from Parent	Total stockholders' equity
Balance at January 1, 2025	€6,843	€142,486	€687,232	€(761,530)	€267	€122,307	€197,605
Net loss				(14,297)			(14,297)
Other comprehensive loss (net of tax)					(587)		(587)
Share-based compensation expense			3,393				3,393
Issuance of common stock related to exercise of options and vesting of RSUs	46		(46)				—
Withholdings on net share settlements of equity awards			(645)				(645)
Balance at June 30, 2025	€6,889	€142,486	€689,934	€(775,827)	€(320)	€122,307	€185,469

Three months ended June 30, 2024	Class A common stock	Class B common stock	Reserves	Accumulated deficit	Accumulated other comprehensive income	Contribution from Parent	Total stockholders' equity
Balance at April 1, 2024	€6,697	€142,486	€681,687	€(746,216)	€232	€122,307	€207,193
Net loss				(4,942)			(4,942)
Other comprehensive income (net of tax)					2		2
Share-based compensation expense			1,927				1,927
Issuance of common stock related to exercise of options and vesting of RSUs	17		(17)				—
Withholdings on net share settlements of equity awards			(121)				(121)
Balance at June 30, 2024	€6,714	€142,486	€683,476	€(751,158)	€234	€122,307	€204,059

Six months ended June 30, 2024	Class A common stock	Class B common stock	Reserves	Accumulated deficit	Accumulated other comprehensive income	Contribution from Parent	Total stockholders' equity
Balance at January 1, 2024	€6,655	€142,486	€681,333	€(737,832)	€75	€122,307	€215,024
Net loss				(13,326)			(13,326)
Other comprehensive income (net of tax)					159		159
Share-based compensation expense			2,975				2,975
Issuance of common stock related to exercise of options and vesting of RSUs	59		(59)				—
Withholdings on net share settlements of equity awards			(773)				(773)
Balance at June 30, 2024	€6,714	€142,486	€683,476	€(751,158)	€234	€122,307	€204,059
See accompanying notes

trivago N.V.
Condensed consolidated statements of cash flows
(€ thousands, unaudited)

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Operating activities:
Net loss	€(6,502)	€(4,942)	€(14,297)	€(13,326)
Adjustments to reconcile net loss to net cash used in:
Depreciation (property and equipment and internal-use software and website development)	1,011	1,088	2,029	2,190
Share-based compensation	1,880	2,357	3,927	3,631
Deferred income taxes	(1,526)	(3,297)	(3,793)	(5,732)
Other, net	223	130	1,113	116
Changes in operating assets and liabilities:
Accounts receivable, including related party	(11,164)	(13,161)	(28,986)	(24,525)
Prepaid expenses and other assets	481	3,645	(217)	5,849
Accounts payable	6,654	9,942	17,524	19,459
Taxes payable/receivable, net	1,567	(276)	1,348	1,612
Other changes in operating assets and liabilities, net	905	695	780	308
Net cash used in operating activities	(6,471)	(3,819)	(20,572)	(10,418)

Investing activities:
Proceeds from sales and maturities of investments	—	—	—	25,225
Capital expenditures, including internal-use software and website development	(1,104)	(806)	(2,066)	(1,387)
Proceeds from receipt of tax credits	1,020	—	1,020	—
Other investing activities, net	2	—	8	—
Net cash provided by/(used in) investing activities	(82)	(806)	(1,038)	23,838

Financing activities:
Payment of withholding taxes on net share settlements of equity awards	(354)	(127)	(637)	(474)
Other financing activities, net	(23)	(19)	(45)	(37)
Net cash used in financing activities	(377)	(146)	(682)	(511)

Effect of exchange rate changes on cash	(417)	47	(552)	262
Net increase/(decrease) in cash, cash equivalents and restricted cash	(7,347)	(4,724)	(22,844)	13,171
Cash, cash equivalents and restricted cash at beginning of the period	118,590	120,084	134,087	102,189
Cash, cash equivalents and restricted cash at end of the period	€111,243	€115,360	€111,243	€115,360

Supplemental cash flow information:
Cash received for interest	€560	€1,002	€1,260	€1,783
Cash paid for taxes, net of (refunds)	(870)	642	(474)	(1,203)
See accompanying notes

trivago N.V.
Notes to the condensed consolidated financial statements (unaudited)
Note 1: Organization and basis of presentation
Description of business
trivago N.V., (“trivago” the “Company,” “us,” “we” and “our”) and its subsidiaries offer online meta-search for hotel and accommodation through online travel agencies (“OTAs”), hotel chains and independent hotels. Our search-driven marketplace, delivered on websites and apps, provides users with a tailored search experience via our proprietary matching algorithms. We generally employ a ‘cost-per-click’ (or “CPC”) pricing structure, allowing advertisers to control their own return on investment and the volume of lead traffic we generate for them. We also offer a ‘cost-per-acquisition’ (or “CPA”) pricing structure, whereby an advertiser pays us a percentage of the booking revenues that ultimately result from a referral.
During 2013, the Expedia Group, Inc. (formerly Expedia, Inc., the "Parent" or "Expedia Group") completed the purchase of a controlling interest in the Company. As of June 30, 2025, Expedia Group’s ownership interest and voting interest in trivago N.V. is 59.3% and 84.0%, respectively.
Basis of presentation
We have prepared the accompanying interim unaudited condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial reporting. We have included all adjustments necessary for a fair presentation of the results of the interim period. These adjustments consist of normal recurring items. Our interim unaudited condensed consolidated financial statements are not necessarily indicative of results that may be expected for any other interim period or for the full year.
Certain information and note disclosures normally included in the audited annual consolidated financial statements have been condensed or omitted in accordance with SEC rules. The condensed consolidated balance sheet as of December 31, 2024 was derived from our audited consolidated financial statements as of that date but does not contain all of the footnote disclosures from the annual financial statements. As such, these interim unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2024, previously filed with the Securities and Exchange Commission (“SEC”).
Seasonality
We experience seasonal fluctuations in the demand for our services as a result of seasonal patterns in travel. For example, searches and consequently our revenue, are generally the highest in the first three quarters as travelers plan and book their spring, summer and winter holiday travel. Our revenue typically decreases in the fourth quarter. Seasonal fluctuations affecting our revenue also affect the timing of our cash flows. We typically invoice once per month, with customary payment terms. Therefore, our cash flow varies seasonally with a slight delay to our revenue, and is significantly affected by the timing of our advertising spending. Changes in the relative revenue share of our offerings in countries and areas where seasonal travel patterns vary from those described above may influence the typical trend of our seasonal patterns in the future.
Accounting estimates
We use estimates and assumptions in the preparation of our interim unaudited condensed consolidated financial statements in accordance with GAAP. Preparation of the interim unaudited condensed consolidated financial statements and accompanying notes requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the unaudited condensed consolidated financial statements, as well as revenue and expenses during the periods reported. Our actual financial results could differ significantly from these estimates. The significant estimates underlying our interim unaudited condensed consolidated financial statements include: leases, recoverability of indefinite-lived intangible assets, income taxes, and share-based compensation.

Note 2: Significant accounting policies
The significant accounting policies used in preparation of these unaudited condensed consolidated financial statements for the three and six months ended June 30, 2025 are consistent with those discussed in Note 2 to the consolidated financial statements in our Annual Report on Form 20-F for the year ended December 31, 2024, except as updated below.
Recent accounting pronouncements not yet adopted
Income Taxes. In December 2023, the Financial Accounting Standards Board ("FASB") issued ASU 2023-09 to improve its income tax disclosure requirements. Under the new guidance, public business entities must annually disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold (if the effect of those reconciling items is equal to or greater than 5 percent of the amount computed by multiplying pretax income (loss) by the applicable statutory income tax rate). The new standard is effective for fiscal periods beginning after December 15, 2024. We will incorporate the new guidance in our tax disclosures in our consolidated financial statements for the fiscal year ended December 31, 2025.
Expense Disaggregation Disclosures. In November 2024, the FASB issued ASU 2024-03 which requires enhanced disaggregated disclosures regarding income statement expenses in a tabular format. The new guidance requires relevant expense captions to be disaggregated into categories, such as employee compensation, depreciation, and intangible asset amortization, included within each interim and annual income statement's expense caption, as applicable. Additionally, entities are required to disclose their selling expenses and their definition of selling expenses. The new standard is effective for fiscal years beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. We are in the process of evaluating the impact of adopting this new guidance on our consolidated financial statement disclosures.
Certain risks and concentration of credit risk
Our business is subject to certain risks and concentrations including dependence on relationships with our advertisers, dependence on third-party technology providers, and exposure to risks associated with online commerce security. Our concentration of credit risk relates to depositors holding our cash and customers with significant accounts receivable balances.
Our customer base includes primarily OTAs, hotel chains and independent hotels. We perform ongoing credit evaluations of our customers and maintain allowances for potential credit losses. We generally do not require collateral or other security from our customers.
Expedia Group, our controlling shareholder, and its affiliates represent 38% and 37% of total revenues for the three and six months ended June 30, 2025, compared to 40% and 38% in the same periods in 2024. Expedia Group and its affiliates represent 45% and 44% of total accounts receivable as of June 30, 2025 and December 31, 2024, respectively.
Booking Holdings and its affiliates represent 37% and 38% of total revenues for the three and six months ended June 30, 2025 and 2024, respectively. Booking Holdings and its affiliates represent 25% and 22% of total accounts receivable as of June 30, 2025 and December 31, 2024, respectively.

Deferred revenue
As of December 31, 2024, the deferred revenue balance was €1.0 million, €0.8 million of which was recognized as revenue during the six months ended June 30, 2025.
Foreign currency transaction gains and losses
Foreign currency transaction gains and losses presented within net other income for the three and six months ended June 30, 2025 and 2024 were as follows:

	Three months ended June 30,		Six months ended June 30,
(in thousands)	2025	2024	2025	2024
Foreign exchange gains/(losses), net	€181	€(29)	€446	€109

Note 3: Fair value measurement
Financial assets measured at fair value on a recurring basis are classified using the fair value hierarchy in the tables below:

June 30, 2025
(in thousands)	Level 2
Cash equivalents:
Term deposits	€79,998
Investments and other assets:
Term deposits	1,351
Total	€81,349

December 31, 2024
(in thousands)	Level 2
Cash equivalents:
Term deposits	€80,950
Investments and other assets:
Term deposits	1,351
Total	€82,301
We value our financial assets using quoted market prices or alternative pricing sources and models utilizing market observable inputs.
We hold term deposit investments with financial institutions. We classify our term deposits within Level 2 in the fair value hierarchy because they are valued at amortized cost, which approximates fair value. Term deposits with a maturity of less than 3 months are classified as cash equivalents, those with a maturity of more than three months but less than one year are classified as short-term investments and those with a maturity of more than one year are classified as investments and other assets. Investments in term deposits with a maturity of more than one year are restricted by long-term obligations related to the campus building.
Assets measured at fair value on a non-recurring basis
Our non-financial assets, such as intangible assets and property and equipment, as well as our non-marketable equity investments, including our equity method investments and investment accounted for under the measurement alternative, are adjusted to fair value when an impairment charge is recognized or the underlying investment is sold. Such fair value measurements are based predominately on Level 3 inputs.

Note 4: Prepaid expenses and other current assets

(in thousands)	June 30, 2025	December 31, 2024
Prepaid advertising	€2,501	€2,135
Other prepaid expenses	3,942	4,022
Assets held for sale	—	100
Other assets	181	201
Total	€6,624	€6,458

Note 5: Property and equipment, net

	June 30, 2025	December 31, 2024
(in thousands)
Building and leasehold improvements	€4,121	€4,121
Capitalized software and software development costs	32,941	31,366
Computer equipment	15,793	15,478
Furniture and fixtures	3,047	3,042
Subtotal	€55,902	€54,007
Less: accumulated depreciation	47,610	45,797
Property and equipment, net	€8,292	€8,210

Note 6: Share-based awards and other equity instruments
Share-based compensation expense
The following table presents the amount of share-based compensation expense included in our unaudited condensed consolidated statements of operations during the periods presented:

	Three months ended June 30,		Six months ended June 30,
(in thousands)	2025	2024	2025	2024
Equity classified awards	€1,653	€1,927	€3,393	€2,975
Liability classified awards	227	430	534	656
Total share-based compensation expense	€1,880	€2,357	€3,927	€3,631
Share-based award activity
The following table presents a summary of our share option activity for the six months ended June 30, 2025:

	Options	Weighted average exercise price	Weighted average remaining contractual life	Aggregate intrinsic value
		(in €)	(In years)	(€ in thousands)
Balance as of January 1, 2025	34,454,915	0.99
Granted	1,750,000	0.69
Exercised(1)	37,325	0.07
Expired	610,020	4.72
Forfeited	5,214,830	0.34
Balance as of June 30, 2025	30,342,740	0.96	7	9,202
(1) Inclusive of 17,930 options withheld due to net share settlements to satisfy required employee tax withholding requirements. Potential shares which had been convertible under options that were withheld under net share settlements remain in the authorized but unissued pool under the 2016 Omnibus Incentive Plan and can be issued by the Company. Total payments for the employees' tax obligations to the taxing authorities due to net share settlements are reflected as a financing activity within the unaudited condensed consolidated statements of cash flows.
The following table summarizes information about share options vested and expected to vest as of June 30, 2025:

Fully Vested and Expected to Vest	Options	Weighted average exercise price	Remaining contractual life	Aggregate intrinsic value
		(in €)	(In years)	(€ in thousands)
Outstanding	22,182,740	1.19	7	6,518
Currently Exercisable	13,876,000	1.67	8	4,074
On April 14, 2025 and May 21, 2025, 500,000 Class A share RSUs and 1,000,000 Class A share options, respectively, were granted to our new Chief Financial Officer. The RSUs will vest in equal installments quarterly while the options will vest in equal installments annually, both over the next three years.

On May 31, 2025, 5,213,335 of the outstanding Class A share options held by our former Chief Financial Officer were forfeited in conjunction with his departure.

The following table presents a summary of our restricted stock unit (RSU) activity for the six months ended June 30, 2025:

	RSUs	Weighted average grant date fair value	Weighted average remaining time to vest
		(in €)	(in years)
Balance as of January 1, 2025	3,976,800	0.63
Granted	4,780,015	0.71
Vested(1)	1,526,785	0.81
Cancelled	130,545	0.65
Balance as of June 30, 2025	7,099,485	0.64	1
(1) Inclusive of 785,730 RSUs withheld due to net share settlements to satisfy required employee tax withholding requirements. Potential shares which had been convertible under RSUs that were withheld under net share settlements remain in the authorized but unissued pool under the 2016 Omnibus Incentive Plan and can be issued by the Company. Total payments for the employees' tax obligations to the taxing authorities due to net share settlements are reflected as a financing activity within the unaudited condensed consolidated statements of cash flows.

Note 7: Income taxes
Income tax benefit was €1.2 million during the three months ended June 30, 2025, compared to €2.9 million in the same period in 2024. The total weighted-average tax rate for the three months ended June 30, 2025 was 30.5%, which primarily reflects the German statutory tax rate of approximately 31.2% and the estimated permanent effects for the full year, specifically non-tax-deductible expenses and deductible taxes impacting the tax base. Our effective tax rate during the three months ended June 30, 2025 was 16.0%, compared to 37.0% in the same period in 2024. The change in effective tax rate during the three months ended June 30, 2025 compared to the same period in 2024 is primarily related to the impact of the expected pre-tax income position for the full year 2025 on the weighted average tax rate, as well as the difference in deferred tax adjustments related to temporary items between the two periods.
Income tax benefit was €3.2 million during the six months ended June 30, 2025, compared to €5.3 million in the same period in 2024. Our effective tax rate for the six months ended June 30, 2025 was 20.3% compared to 28.5% in the same period in 2024. The difference in effective tax rate during the six months ended June 30, 2025 compared to the same period in 2024 is primarily related to the impact of the expected pre-tax income position for the full year 2025 on the weighted average tax rate, as well as the difference in deferred tax adjustments related to temporary items between the two periods.
The difference between the weighted average tax rate and the effective tax rate for the three and six months ended June 30, 2025 is primarily attributable to share-based compensation expense, which is not deductible for tax purposes.
The uncertain tax position related to unrecognized tax benefits from the deductibility of expenses was €8.8 million as of June 30, 2025. The liability associated with these tax benefits is included in accrued expenses and other current liabilities in the unaudited condensed consolidated balance sheets.

Note 8: Stockholders' equity
Class A and Class B Common Stock
Our authorized share capital amounts to €234.0 million and is divided into Class A and Class B common stock with par values of €0.06 and €0.60, respectively. As stated in our articles of association, each Class B shareholder can request the conversion one or more Class B shares at any time with the ratio of one Class B share to ten Class A shares. The shareholder will then transfer nine out of every ten Class A shares to the Company for no consideration, leaving the shareholder with one issued Class A share.

Upon conversion, the number of authorized Class B shares decreases by the number converted and concurrently, the number of Class A shares increases by ten times the number of Class B shares converted in order to maintain our authorized share capital. At the time of our IPO in 2016, the number of authorized Class A and Class B shares was 700,000,000 and 320,000,000, respectively. These share counts have been adjusted accordingly with each conversion of Class B shares into Class A shares and the current share counts are reflected on the unaudited condensed consolidated balance sheets.
As of June 30, 2025, Class B shares are only held by Expedia Group and Rolf Schrömgens. Refer to Note 1: Organization and basis of presentation for Expedia Group's ownership interest and voting interest. The Class B shares held by Mr. Schrömgens as of June 30, 2025, had an ownership interest and voting interest of 8.1% and 11.4%, respectively.
The ratio of the Company's American Depositary Shares ('ADS') program is one ADS to five Class A shares.

Note 9: Earnings per share
Basic and diluted earnings per share of Class A and Class B common stock is computed by dividing net income/(loss) by the weighted average number of Class A and Class B common stock outstanding during the same period. Diluted earnings per share is calculated using our weighted-average outstanding common shares including the dilutive effect of stock awards as determined under the treasury stock method.

The following table presents our basic and diluted earnings per share:

	Three months ended June 30,		Six months ended June 30,
(€ thousands, except per share data)	2025	2024	2025	2024
Numerator:
Net loss	€(6,502)	€(4,942)	€(14,297)	€(13,326)

Denominator:
Weighted average shares of Class A and Class B common stock outstanding:
Basic	351,905	348,973	351,895	349,032
Diluted	351,905	348,973	351,895	349,032

Net loss per share:
Basic	€(0.02)	€(0.01)	€(0.04)	€(0.04)
Diluted	(0.02)	(0.01)	(0.04)	(0.04)
As of June 30, 2025 and 2024, approximately 33 million of outstanding stock-based awards have been excluded from the calculations of diluted net loss per share because their effect would have been antidilutive.

Note 10: Commitments and contingencies
Legal proceeding
One purported class action has been filed in Israel, making allegations about our advertising and/or display practices, such as search results rankings and algorithms, and discount claims. A pre-trial case management hearing took place on October 1, 2024. The court ordered trivago to provide certain information to the plaintiff. Pursuant to the court's recommendation, the parties initiated mediation procedures to evaluate possibilities for an amicable resolution of the matter in December 2024. These procedures are currently ongoing.

Note 11: Related party transactions
Relationships with Expedia
We have commercial relationships with Expedia Group, Inc. and many of its affiliated brands, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif, Vrbo and ebookers. These arrangements are terminable at will upon fourteen to thirty days prior notice by either party and on customary commercial terms that enable Expedia Group’s brands to advertise on our platform, and we receive payment for users we refer to them. We also have an agreement with Expedia Partner Solutions ("EPS"), where EPS powers our platform with a template (Hotels.com for partners). Related-party revenue from Expedia Group primarily consists of click-through fees and other advertising services provided to Expedia Group and its affiliates.
Related-party revenue from Expedia Group and its affiliates was €53.2 million and €96.6 million for the three and six months ended June 30, 2025, compared to €47.5 million and €84.5 million in the same periods in 2024, respectively. These amounts are recorded at contract value, which we believe is a reasonable reflection of the value of the services provided. Related-party revenue from Expedia Group represented 38% and 37% of our total revenue for the three and six months ended June 30, 2025, compared to 40% and 38% in the same periods in 2024, respectively.
For the three and six months ended June 30, 2025 and 2024, we did not incur significant operating expenses from related-party services and support agreements with Expedia Group.
The related party trade receivable balances with Expedia Group and its affiliates as of June 30, 2025 and December 31, 2024 were €34.0 million and €20.8 million, respectively.
UBIO Limited
Effective January 1, 2025 we renewed the commercial agreement with our existing partner UBIO Limited to increase the number of directly bookable rates available on our website for an additional 12-month period. This agreement will extend by subsequent 12 month periods, unless it is terminated by either party with 90 days prior notice at the end of each period. The agreement includes an annual minimum commitment of €0.8 million (GBP 0.7 million).
Our operating expenses related to this partner were €0.2 million and €0.4 million for the three and six months ended June 30, 2025, compared to €0.3 million and €0.7 million in the same periods in 2024, respectively.
Holisto Limited
We entered into an equity method investment in Holisto Limited ("Holisto") on July 30, 2024. Related-party revenue, consisting mainly of click-through fees from Holisto was €2.1 million and €4.6 million for the three and six months ended June 30, 2025. These amounts are recorded at contract value, which we believe is a reasonable reflection of the value of the services provided. The related party trade receivable balances with Holisto as of June 30, 2025 and December 31, 2024 were €0.7 million and €0.5 million, respectively.

Our operating expenses related to this partner were €0.2 million and €0.5 million for the three and six months ended June 30, 2025.

Note 12: Segment information
Management has identified three reportable segments: Americas, Developed Europe and Rest of World (RoW). Our Americas segment is comprised of Argentina, Brazil, Canada, Chile, Colombia, Ecuador, Mexico, Peru, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our RoW segment is comprised of all other countries where trivago operates. Our investment in Holisto met the criteria for an operating segment, however, it does not meet the quantitative thresholds of a separate reportable segment for the three and six months ended June 30, 2025. See "Note 13: Subsequent events" for further details on the acquisition of Holisto in July 2025. Going forward, we expect Holisto to become a separate reportable segment within trivago’s consolidated financial results.
Our chief operating decision makers ("CODMs") are our managing directors comprised of the Chief Executive Officer, Chief Financial Officer, Chief Marketing Officer, and Chief Product Officer. We determined our operating segments based on how our chief operating decision makers manage our business, make operating decisions and evaluate operating performance. Our primary operating metric is Return on Advertising Spend, ("ROAS") contribution, for each of our reportable segments, which compares Referral Revenue to Advertising Spend. ROAS includes the allocation of revenue by segment which is based on the location of the website, or domain name, regardless of where the consumer resides. This is consistent with how management monitors and runs the business.
Our CODMs use ROAS contribution to allocate resources for each reportable segment predominantly in the annual budget and forecasting process. The CODMs consider budget-to-actual variances on a monthly basis using ROAS contribution when making decisions about the allocation of Advertising Spend to the reportable segments. The CODMs also use ROAS contribution to assess the performance for each reportable segment.
Corporate and Eliminations also includes all corporate functions and expenses except for direct advertising. In addition, we record amortization of intangible assets and any related impairment, impairment of goodwill, share-based compensation expense, restructuring and related reorganization charges, legal reserves, occupancy tax and other taxes, and other items excluded from segment operating performance in Corporate and Eliminations. Such amounts are detailed in our segment reconciliations below.
The following tables present our segment information for the three and six months ended June 30, 2025 and 2024. As a significant portion of our property and equipment is not allocated to our operating segments and depreciation is not included in our segment measure, we do not report the assets by segment as it would not be meaningful. We do not regularly provide such information to our chief operating decision makers.

	Three months ended June 30, 2025
(€ thousands)	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral Revenue	€56,220	€52,792	€29,518	€—	€138,530
Subscription revenue	—	—	—	492	492
Other revenue	—	—	—	246	246
Total revenue	€56,220	€52,792	€29,518	€738	€139,268
Advertising Spend	46,039	45,161	25,208	—	116,408
ROAS contribution	€10,181	€7,631	€4,310	€738	€22,860
Costs and expenses:
Cost of revenue, including related party, excluding amortization					2,669
Other selling and marketing, including related party(1)					7,549
Technology and content, including related party					12,554
General and administrative, including related party					8,097
Amortization of intangible assets					33
Operating loss					€(8,042)
Other income/(expense)
Interest expense					(3)
Interest income					530
Other, net					213
Total other income, net					€740
Loss before income taxes					€(7,302)
Benefit for income taxes					(1,170)
Loss before equity method investments					€(6,132)
Loss from equity method investments					(370)
Net loss					€(6,502)
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by reporting segment.

	Three months ended June 30, 2024
(€ thousands)	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral Revenue	€46,957	€47,880	€22,358	€—	€117,195
Subscription revenue	—	—	—	594	594
Other revenue	—	—	—	768	768
Total revenue	€46,957	€47,880	€22,358	€1,362	€118,557
Advertising Spend	36,538	39,663	19,324	—	95,525
ROAS contribution	€10,419	€8,217	€3,034	€1,362	€23,032
Costs and expenses:
Cost of revenue, including related party, excluding amortization					2,659
Other selling and marketing, including related party(1)					6,704
Technology and content, including related party					12,875
General and administrative, including related party					9,594
Operating loss					€(8,800)
Other income/(expense)
Interest expense					(4)
Interest income					1,014
Other, net					(23)
Total other income, net					€987
Loss before income taxes					€(7,813)
Benefit for income taxes					(2,891)
Loss before equity method investment					€(4,922)
Loss from equity method investment					(20)
Net loss					€(4,942)
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by reporting segment.

	Six months ended June 30, 2025
(€ thousands)	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral Revenue	€108,517	€97,705	€55,702	€—	€261,924
Subscription revenue	—	—	—	970	970
Other revenue	—	—	—	482	482
Total revenue	€108,517	€97,705	€55,702	€1,452	€263,376
Advertising Spend	85,070	88,880	46,978	—	220,928
ROAS contribution	€23,447	€8,825	€8,724	€1,452	€42,448
Costs and expenses:
Cost of revenue, including related party, excluding amortization					5,388
Other selling and marketing, including related party(1)					13,248
Technology and content, including related party					25,955
General and administrative, including related party					15,428
Amortization of intangible assets					33
Operating loss					€(17,604)
Other income/(expense)
Interest expense					(6)
Interest income					1,266
Other, net					481
Total other income, net					€1,741
Loss before income taxes					€(15,863)
Benefit for income taxes					(3,220)
Loss before equity method investments					€(12,643)
Loss from equity method investments					(1,654)
Net loss					€(14,297)
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by reporting segment.

	Six months ended June 30, 2024
(€ thousands)	Developed Europe	Americas	Rest of World	Corporate & Eliminations	Total
Referral Revenue	€90,848	€85,966	€40,568	€—	€217,382
Subscription revenue	—	—	—	1,173	1,173
Other revenue	—	—	—	1,432	1,432
Total revenue	€90,848	€85,966	€40,568	€2,605	€219,987
Advertising Spend	72,808	72,923	33,877	—	179,608
ROAS contribution	€18,040	€13,043	€6,691	€2,605	€40,379
Costs and expenses:
Cost of revenue, including related party, excluding amortization					5,686
Other selling and marketing, including related party(1)					11,457
Technology and content, including related party					25,419
General and administrative, including related party					18,153
Amortization of intangible assets					23
Operating loss					€(20,359)
Other income/(expense)
Interest expense					(9)
Interest income					1,883
Other, net					(46)
Total other income, net					€1,828
Loss before income taxes					€(18,531)
Benefit for income taxes					(5,272)
Loss before equity method investment					€(13,259)
Loss from equity method investment					(67)
Net loss					€(13,326)
(1) Represents all other sales and marketing, excluding Advertising Spend, as Advertising Spend is tracked by reporting segment.

Note 13: Subsequent events
On July 11, 2025, the German parliament finalized the Immediate Tax Investment Program ("Investitionssofortprogramm") which will gradually reduce the corporate income tax rate by one percentage point per year, beginning in 2028, from the current rate of 15% to 10% in 2032. As a result, we will adjust our tax calculation and record a reduction in our deferred income taxes liability by approximately €2.4 million in the third quarter of 2025.
On July 31, 2025, we completed the acquisition of Holisto by acquiring all remaining outstanding equity interests for approximately €22.3 million (USD 25.5 million). Holisto is an AI-driven travel technology platform that serves as a hotel rate aggregator and white-label booking engine provider.